Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, Weiss Asset Management LP, WAM GP LLC, and Andrew M. Weiss, hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.00001 per share of Empery Digital Inc., and further agree that this Joint Filing Agreement, as may be amended from time to time, shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 12, 2026.

WEISS ASSET MANAGEMENT LP

By: /s/ Mary Merrigan

Mary Merrigan, Authorized Signatory

WAM GP LLC

By: /s/ Mary Merrigan

Mary Merrigan, Authorized Signatory

ANDREW M. WEISS, PH.D.

By: /s/ Mary Merrigan

Mary Merrigan, Attorney-in-Fact for Andrew Weiss***

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***Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 3, 2023 in respect of its holding in DEEP MEDICINE ACQUISITION CORP.